CUSIP NO. 31769Q-10-8                                          Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Final Amendment No. 2)[FN1]

                           Maxcor Financial Group Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   31769Q-10-8
                                 (CUSIP Number)

Welsh, Carson, Anderson                     William J. Hewitt, Esq.
  & Stowe VI, L.P.                          Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                 Maynard & Kristol
New York, New York  10022                   45 Rockefeller Plaza
Attention:  Laura VanBuren                  New York, New York  10111
Tel. (212) 893-9500                         Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
[FN1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  31769Q-10-8                                         Page 2 of 6 Pages

1)   Name of Reporting Person                        Welsh, Carson, Ander-
     I.R.S. Identification                           son & Stowe VI, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                 Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                 Delaware

Number of               7)   Sole Voting                -0-
Shares Beneficially          Power
Owned by Each
Reporting Person
With

                        8)   Shared Voting
                             Power                      -0-

                        9)   Sole Disposi-              -0-
                             tive Power

                       10)   Shared Dis-
                             positive Power             -0-

11)  Aggregate Amount Beneficially                      -0-
     Owned by Each Reporting Person

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                     -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                             PN

CUSIP NO.  31769Q-10-8                                         Page 3 of 6 Pages

1)   Name of Reporting Person                        WCAS Information
     I.R.S. Identification                           Partners, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                 Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                            Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                 Delaware

Number of               7)   Sole Voting                -0-
Shares Beneficially          Power
Owned by Each
Reporting Person
With

                        8)   Shared Voting
                             Power                      -0-

                        9)   Sole Disposi-              -0-
                             tive Power

                       10)   Shared Dis-
                             positive Power             -0-

11)  Aggregate Amount Beneficially                      -0-
     Owned by Each Reporting Person

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                     -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                             PN

CUSIP NO.  31769Q-10-8                                         Page 4 of 6 Pages

                      Final Amendment No. 2 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 23, 1996, Amendment No. 1 thereto filed on February 27, 1998 and the Final Amendment thereto filed on July 9, 1999 (as so amended, the "Schedule 13D"). This Final Amendment No. 2 is being filed solely to correct certain errors in
Item 5 of the Final Amendment. Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 11,323,782 shares of Common Stock outstanding as of May 12, 1999, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 1999, as filed with the Commission on May 17, 1999:

          (a)

          WCAS VI and VI Partners

          WCAS VI and VI Partners own no shares of Common Stock.

          WCAS IP and INFO Partners

          WCAS IP and INFO Partners own no shares of Common Stock.

          General Partners of VI Partners and INFO Partners

          (i) Russell L. Carson owns 29,647 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (ii) Andrew M. Paul owns 7,535 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (iii) Thomas E. McInerney owns 10,047 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (iv) Laura VanBuren owns 1,255 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                                                               Page 5 of 6 Pages

          (v) Robert A. Minicucci owns 10,047 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 2,511 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VI Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VI and WCAS IP, respectively. Each of the general partners of VI Partners and INFO Partners disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a general partner of VI Partners and/or INFO Partners, as the case may be, in the shares owned by WCAS VI and/or WCAS IP.

          (c) On June 17, 1999, WCAS VI and WCAS IP sold 2,936,097 and 50,248 shares, respectively, of Common Stock in a privately-negotiated transaction, at a price of $1.75 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VI or WCAS IP.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on June 17, 1999.

CUSIP NO.  31769Q-10-8                                         Page 6 of 6 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999


                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P., General
                                         Partner


                                    By: /s/ Jonathan M. Rather
                                       -------------------------------------
                                        Attorney-in-Fact

                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General
                                         Partner


                                    By: /s/ Jonathan M. Rather
                                       -------------------------------------
                                        Attorney-in-Fact